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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                            Brainworks Ventures, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   105029 10 2
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                                 (CUSIP Number)

                                Marc J. Schwartz
                               101 Marietta Street
                                   Suite 3450
                             Atlanta, Georgia 30303
                                 (404) 751-3272
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 14, 2001
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or


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CUSIP No. 10529 10 2

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).


            Cole F. Walker


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         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)

            (b)


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         3. SEC Use Only

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         4. Source of Funds (See Instructions)
            OO

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e)

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         6. Citizenship or Place of Organization
            United States

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Number of                           7. Sole Voting Power
Shares                                 226,646
Beneficially Owned by
Each                               ---------------------------------------------
Reporting
Person With                         8. Shared Voting Power

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                                    9. Sole Dispositive Power
                                       226,646

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                                   10. Shared Dispositive Power

                                   ---------------------------------------------

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        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            226,646

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CUSIP No. 10529 10 2

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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        13. Percent of Class Represented by Amount in Row (11)
            12.9%

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        14. Type of Reporting Person (See Instructions)
            IN

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule relates is the common stock, par value $.01 per share ("Common Stock"), issued by Brainworks Ventures, Inc. (the "Company"), the principal executive office of which is located at 101 Marietta Street, Suite 3450, Atlanta, Georgia 30303.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Cole F. Walker
         (b)      90 Fairlie Street #902, Atlanta, Georgia 30309.
         (c) The Reporting Person is an educator and President of eBusinessLabs, Inc., a technology venture development company located at 101 Marietta Street, Suite 3450, Atlanta, Georgia 30303.
         (d)      None.
         (e)      None.
         (f)      United States


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 14, 2001, the Company consummated the merger (the "Merger") of EBL Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of the Company ("EBL Acquisition"), with and into eBusinessLabs, Inc., a privately-held Georgia corporation ("EBL"), pursuant to that certain Agreement and Plan of Merger dated December 29, 2000 by and among the Company, EBL Acquisition, EBL and certain shareholders of EBL signatory thereto, including the Reporting Person (the "Merger Agreement"), whereby EBL became a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, upon consummation of the Merger, the Reporting Person converted 3,463,008 shares of EBL's common stock held in his name, into the right to receive 213,108 shares of Common Stock and TANCS, Inc., a Georgia corporation in which the Reporting Person is an officer, director and the sole shareholder, converted 220,000 shares of EBL's common stock held in its name into the right to receive 13,538 shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Person acquired the shares reported in Item 3 above as a result of the Company acquiring all the issued and outstanding capital stock of EBL pursuant to the Merger


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CUSIP No. 10529 10 2

Agreement. The Reporting Person did not acquire the shares reported in Item 3 for the purpose of acquiring a significant equity position in, or control of, the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns 226,646 shares of Common Stock, which ownership includes (i) 213,108 shares held directly by the Reporting Person over which the Reporting Person has sole voting and dispositive power, and (ii) 13,538 shares held by TANCS, Inc., a Georgia corporation in which the Reporting Person is a director, officer and the sole shareholder and over which shares the Reporting Person may be deemed to have sole voting and dispositive power. With respect to the 213,108 shares of Common Stock held directly by the Reporting Person, 20,340 of such shares are currently held in escrow to satisfy certain indemnification claims the Company may make pursuant to the Merger Agreement. As the Reporting Person retains voting control of such shares held in escrow, he is deemed to beneficially own such shares. The percentage of outstanding shares of Common Stock set forth in the cover pages has been calculated based on a total of 1,750,934 shares of Common Stock outstanding which includes 950,953 shares outstanding as of February 9, 2001 as reported on the Company's Quarterly Report for the period ended December 31, 2001 on Form 10-QSB filed with the SEC on February 20, 2001 and 799,981 shares of Common Stock issuable pursuant to the Merger Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On February 14, 2001, the Company granted the Reporting Person options to purchase 110,000 shares of Common Stock at an exercise price of $5.25 per share with options to purchase 55,000 of such shares first becoming exercisable on or after February 14, 2002 and options to purchase the remaining 55,000 shares first becoming exercisable on or after February 14, 2003. Such options were granted pursuant to the Company's 2000 Stock Option Plan (the "Plan") and will expire the earlier of February 14, 2011 or upon the occurrence of certain events specified in the Stock Option Agreement entered into between the Reporting Person and the Company pursuant to the Plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.



Date: February 26, 2001                         /s/ Cole F. Walker
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                                                 Cole F. Walker